EXHIBIT 21.1

Subsidiaries

Subsidiaries	Jurisdiction
Perficient, Inc.	Providence of Ontario, Canada
Perficient Canada Corp.	Delaware
Perficient iPath, Inc.	Delaware
Perficient Vivare, Inc.	Delaware
Perficient Bay Street, LLC	Delaware
Perficient Insolexen, LLC	Delaware
Perficient DCSS, Inc.	Delaware
Perficient E-Tech, LLC	Delaware
BoldTech International LLC	Colorado
BoldTech Systems (Hangzhou), Ltd.	People’s Republic of China
ePairs India Private Limited	India